

November 14, 2014

Via E-mail
Mr. Robert T. Micchelli
Chief Financial Officer
Global Brass and Copper Holdings, Inc.
475 N. Martingale Road, Suite 1050
Schaumburg, Illinois  60173

      **RE:**    **Global Brass and Copper Holdings, Inc.**
               **Form 10-K for the Year Ended December 31, 2013**
               **Filed March 19, 2014**
               **Definitive Proxy Statement on Schedule 14A**
               **Filed April 8, 2014**
               **File No. 1-35938**

Dear Mr. Micchelli:

We have reviewed your filings and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 18

Equity-Based Compensation, page 23

1.      In future filings please provide a discussion of how the compensation committee determined the amount of equity compensation to grant to the named executive officers. Please see Item 402(b)(1)(v) of Regulation S-K.  Please also discuss the rationales behind the allocation and timing of equity awards.  Please see Item 402(b)(2)(iii) and Item 402(b)(2)(iv) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Leland Benton, Staff Attorney at (202) 551-3791 or Pamela Long, Assistant Director at (202) 551-3760, if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Staff Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief